Exhibit 12

                 MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)




                                             Year Ended December 31
                                1994      1993      1992      1991      1990

Earnings Before Income Taxes
  And Fixed Charges:

   Income before income taxes  $322,600  $362,600  $304,800  $ 97,600  $235,900

    Deduct/add equity in
      undistributed (earnings)
      loss of fifty-percent-
      or-less-owned companies    101,310   (18,740)  (17,290)  12,640     8,760

    Add dividends received from
      fifty-percent-or-less-
      owned companies              6,720     4,940     4,100   25,450     1,780

    Add interest on indebtedness,
      net                        103,800   104,080   100,490  124,950   125,770

    Add amortization of debt
      expense                      2,220     2,650     2,710    1,630     1,420

    Add one-third of rentals      11,180    10,970    10,800   12,530     9,610

    Earnings before income
      taxes and fixed charges   $547,830  $466,500  $405,610  $274,800  $383,240



Fixed charges:

    Interest on indebtedness    $107,510  $105,420  $113,670  $128,450  $125,770


    Amortization of debt expense   2,220     2,650     2,710     1,630     1,420


    One-third of rentals          11,180    10,970    10,800    12,530     9,610

                                $120,910  $119,040  $127,180  $142,610  $136,800


Ratio of earnings to fixed
  charges                          4.5       3.9       3.2       1.9       2.8


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